U.S. Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

Assertio Holdings, Inc.

2. Name of persons relying on exemption:

Buxton Helmsley Group, Inc.

3. Address of persons relying on exemption:

1185 Avenue of the Americas, Floor 3, New York, NY 10036-2600

4. Written materials: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934, in connection with a proposal to be voted on at the Registrant’s 2024 Annual Meeting. Submission is not required of this filer under the terms of the Rule but is made voluntarily by the proponent in the interest of public disclosure and consideration of these important issues.

BUXTON HELMSLEY URGES ASSERTIO STOCKHOLDERS TO VOTE "AGAINST" DIRECTORS AFTER DISCLOSURE FAILURES, INAPPROPRIATE BOARDROOM ACTIVITY, STRATEGIC BLUNDERS

NEW YORK, May 13, 2024 /PRNewswire/ -- The Buxton Helmsley Group, Inc. (together with certain of its affiliates, "BHG" or "we"), a New York City-based investment fund manager that holds a significant interest in the common stock shares of Assertio Holdings, Inc. ("Assertio" or the "Company") (NASDAQ: ASRT) urges Assertio stockholders to vote "against" all of the Company's director nominees at the Company's upcoming 2024 annual meeting of stockholders on May 23, 2024 (the "Annual Meeting"). BHG strongly believes that significant change to the Assertio board of directors (the "Board") is necessary in order to bring about new oversight and reinstate stockholder-like judgment in the Boardroom. Any stockholders who have already cast their ballots should immediately call their broker to change their ballot to reflect a vote "against" all Assertio directors.

In addition, Assertio stockholders are urged to communicate their support of BHG's campaign and opposition to the present Assertio Board via a news release or private letter to the Board. Letters to the Board may be sent to investors@assertiotx.com, with a copy to BHG at asrt@buxtonhelmsley.com.

Alexander Parker, Senior Managing Director at BHG, explained the rationale for the campaign:

"Assertio is a valuable company that fulfills very critical needs in the healthcare system. That said, after alarming communications between us and Assertio's Board and management, we have concluded that Assertio's Board requires change to reinstate stockholder-like judgment in the Boardroom and restore value for all stockholders. It is abundantly clear to us that without meaningful change, stockholders likely face imminent irreparable harm.

"We have made numerous attempts to avoid aggressive public action, but it seems more and more clear to us that this incumbent Board requires outside pressure to change. To that end, we recently privately proposed that the Board appoint two new directors, which the Company and Board appears to have rejected. Such a rejection makes it very clear that this Board just wants to retain control. It's no wonder they have driven out the last apparent remaining director (James Tyree) who was able to recognize the Board's inappropriate decision-making, who was willing to put his foot down, and who now has resigned in protest.1

"If the Board simply accepts our proposal to add directors (who will serve without cash compensation), it can avoid a costly proxy contest with BHG that would cost stockholders hundreds of thousands of dollars, if not millions.

"Developments under the current regime are disturbing. Under the leadership of Chairman Peter Staple, Assertio acquired Spectrum Pharmaceuticals in Q3 2023, yet admitted—within a mere quarter's time—to have overpaid by approximately 75%, or $150 million. This resulted in legacy Assertio stockholder interests being diluted four times as much as necessary (effectively handing a substantial portion of the legacy Assertio business to Spectrum's pre-acquisition stockholders at no cost to them).

"This Board has made clear it is both incapable of sufficient oversight of management and that it does not hold itself accountable for massive blunders like the Spectrum acquisition. Nor does it seem to be incentivized to since there's a tension created between pursuing a financial recovery over misrepresentations in the Spectrum acquisition catastrophe and what we can only imagine is the Board's desire to save face after clearly failing to conduct adequate due diligence and forethought leading up to the Spectrum acquisition. This Board has a clear conflict of interest in that pursuing recovery for the Spectrum blunder that occurred under its oversight, would likely be perceived by most investors as failures of this Board to engage in due diligence. The only directors who would not be exposed to that conflict of interest would be new, shareholder-appointed directors, and that is precisely what BHG is pursuing and has proposed."

"While the Board has just taken action by ousting some of Assertio's top executives, not a single non-executive director has held themselves accountable by tendering a resignation. Even Mr. Staple—who has ultimate responsibility for oversight of the Board as Chairman—continues to serve in his role. Mr. Staple was due to resign this year after nearly two decades on the Board and upon reaching Assertio's mandatory retirement age, yet the Board outrageously granted him the preferential treatment of a waiver to remain serving as a director. As a result of this, James Tyree resigned in protest and the Company announced he would not stand for re-election at the Annual Meeting."2

"When BHG inquired about the due diligence failures in the Spectrum acquisition, the Assertio Board and management's responses were beyond alarming. The Company refused to give a reliable written response over critical, material matters that should have already been disclosed in SEC filings – in certain cases also implicating that the response to the questions would indeed be material. In a meeting with BHG on May 7, 2024, certain members of Assertio's Board and management gave materially different responses than what they put in writing before the meeting, when BHG had already forewarned any material explanation needed to be in writing due to the criticality of the matters and to ensure a genuine, reliable answer was being given. The Board and management then resorted to defending their existing public disclosures. We now see that Assertio's Board and management are apparently fine with minimal, inadequate disclosure, which represents a danger of imminent irreparable harm to Assertio's public investors who rely on such woefully deficient disclosures."

"It is not possible for investors to effectively value Assertio securities without the information BHG has sought. BHG believes this undisclosed information may be the reason behind why none of Assertio's directors have purchased a single share of stock with their own funds in the past three years. We also believe the Company's stock would likely not be trading at such depressed levels if the Board would disclose certain information implicated to be materially positive. The Board and management of Assertio outrageously questioned BHG why it was obligated to disclose positive financial information that it is withholding, effectively suppressing Assertio's stock price. That information, if material as the Company implicated it to be, was already required to be disclosed to public market participants pursuant to Regulation S-X."

BHG, with a track record of relentless investor advocacy, has demanded two seats on the Assertio Board to provide currently lacking oversight in the areas of disclosure, due diligence, capital allocation strategy, and otherwise.

BHG also believes that Assertio's Board should initiate a modest, but material share repurchase program (to take some level of action for defense against the Company's valuation, and to capitalize on the Company's depressed stock price for the benefit of long-term stockholders), and also wishes to restore stockholder-like judgment in the boardroom in relation to expenses. For instance, the Board has spent hundreds of thousands of dollars on paid analyst coverage—which even this Board and management could not justify as to how that creates long-term stockholder value—and, though the Board could not justify the expense, they regarded this corporate waste as being acceptable to continue because it is "immaterial." BHG does not regard hundreds of thousands of dollars as 'immaterial' at Assertio (especially, when Assertio's equity market capitalization is approximately $94 million), and knows that investors would rather see these funds allocated toward share repurchases. We believe the Board's cluelessness regarding the effects of its decisions on investors is likely due to its low ownership stake in Assertio.

Mr. Parker concluded, "This Board clearly spends 'other people's money' – including in connection with acquisitions and unjustified expenses – with no regard. Stockholders need to immediately correct this problem by installing directors who will serve as fiduciaries committed to conserving and maximizing value. The current Board is failing miserably in this regard."

BHG intends to provide additional detail regarding these matters in the time leading up to the Annual Meeting. Unless the Board accepts BHG's proposal, BHG will likely initiate a solicitation as a referendum on the Board. BHG's current proposal involves:

•	The Addition of Two New Directors:
1.	Director #1: Alexander E. Parker – Mr. Parker serves as Senior Managing Director of Buxton Helmsley, overseeing the firm's investor advocacy efforts. Through a number of investor advocacy campaigns, he is known for utilizing his straightforward business acumen, in combination with his extensive knowledge of accounting and legal obligations at publicly traded entities, to both maximize and protect the financial interests of the investors whose interests he is entrusted to represent. Mr. Parker's track record of above-average due diligence capability, having uncovered even repeat accounting and securities fraud schemes at public companies, has led to his insight being requested as part of regulatory investigations and his allegations being pursued via class-action investor litigation.

Most recently, Mr. Parker secured independent board representation at Fossil Group, Inc. after receiving answers to due diligence questioning that presented an apparent risk to investors.

BHG's proposal involves Mr. Parker agreeing to accept all-equity compensation, and to then share his expertise, extensive experience, and track record of stockholder advocacy for the benefit of all Assertio stockholders. BHG notes that no other Assertio director has accepted such zero cash compensation. BHG believes Mr. Parker's presence on the Board will both dissuade further inappropriate Board conduct and also foster an environment of directors not simply accepting inappropriate actions, such as the inappropriate herd behavior that led to director James Tyree resigning in protest.

2.	Director #2 – BHG has delivered a list of six (6) highly qualified candidates to serve as the second new director, leaving the choice to the Board. These candidates have varying backgrounds and experience, primarily relating to capital markets, capital allocation strategy, regulatory compliance, and financial reporting. Thus far, the Board has not advised BHG that it is unable to find a suitable candidate on this list.

•	One Director Stepping Down: One Assertio director must step down, both to eliminate stale knowledge in the Boardroom and to avoid an even-sized Board that could lead to gridlock. As it stands, Assertio's current six-person, even-numbered Board leaves dangerous room for gridlock in deciding critical matters and is yet another example of poor corporate governance.

BHG urges Assertio stockholders to immediately cast votes "against" all of Assertio director nominees at the upcoming May 23, 2024 Annual Meeting. If a stockholder has already cast their ballot, they should immediately call their broker to change their ballot to reflect a vote "against" all Assertio directors.

THE FOREGOING INFORMATION MAY ALSO BE DISSEMINATED TO STOCKHOLDERS VIA TELEPHONE, AND EMAIL AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO STOCKHOLDERS IS BEING BORNE ENTIRELY BY BHG. PROXY CARDS WILL NOT BE ACCEPTED BY BHG. PLEASE DO NOT SEND YOUR PROXY TO BHG. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD SENT TO YOU BY ASSERTIO.

About Buxton Helmsley

The Buxton Helmsley Group, Inc. is a New York City-based investment advisory firm and fund manager, engaging both active and passive investment strategies across a range of asset classes, with a general focus on opportunities in North America and Europe. The investment approach is based on deep fundamental analysis and risk management, with a focus on ensuring disclosure obligations are being upheld under applicable accounting standards and securities laws.

Media Contact:
Public Relations and Corp. Comm.
Tel: +1 (212) 561 - 5540, Option 4
press@buxtonhelmsley.com

Cautionary Statement Regarding Forward-Looking Statements

This press release does not constitute an offer to sell or solicitation of an offer to buy any of the securities described herein in any state to any person. The information herein contains "forward-looking statements". Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "potential," "targets," "forecasts," "seeks,""could," "should" or the negative of such terms or other variations on such terms or comparable terminology. Similarly,statements that describe our objectives, plans or goals are forward-looking. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct or that any of the objectives, plans or goals stated herein will ultimately be undertaken or achieved. If one or more of such risks or uncertainties materialize, or if BHG's underlying assumptions prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by BHG that the future plans, estimates or expectations contemplated will ever be achieved.

1 See Form 8-K, filed by the Company on April 2, 2024.
2 See Form 8-K, filed by the Company on April 2, 2024.

SOURCE Buxton Helmsley Group, Inc.